June 5, 2015

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust IV

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust IV, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-1A. Northern Lights Fund Trust IV will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact Emily Little at 614-469-3264 or JoAnn Strasser at 614-469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP